EXHIBIT 99.1

Galapagos and Gilead cleared by US FTC to close their global partnership on filgotinib

Mechelen, Belgium and Foster City, CA, USA; 13 January 2016: Galapagos NV (Euronext & NASDAQ: GLPG) and Gilead Sciences, Inc. (NASDAQ: GILD) announced today that the U.S. Federal Trade Commission ("FTC") provided early termination of the waiting period for their global partnership agreement on filgotinib under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  The deal is expected to close by the end of the month.

Upon closing, Galapagos will receive an upfront license fee of $300 million and Gilead will make a $425 million equity investment in Galapagos by subscribing for shares at a price of €58 per share.  After the issuance of the shares, Gilead will own approximately 15 percent of the outstanding share capital of Galapagos, depending on the $/€ exchange rate at closing.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, four Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in partnership with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.

Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

About Gilead
Gilead Sciences (NASDAQ: GILD) is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need.  The company's mission is to advance the care of patients suffering from life-threatening diseases worldwide.  Gilead has operations in more than 30 countries worldwide, with headquarters in Foster City, California.

Galapagos Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Gilead Contacts
Investors:	Media:
Patrick O'Brien	Michele Rest
Tel: +1 650 522 1936	Tel: +1 650 577 6935
E-mail: patrick.o'brien@gilead.com	E-mail: michele.rest@gilead.com

Galapagos Forward-Looking Statements

This release may contain forward-looking statements, including statements regarding the anticipated timing of closing of the global partnership agreement with Gilead and the timing of the receipt of the $300 million license fee and $425 million equity investment by Gilead.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs with filgotinib may not support registration or further development of filgotinib due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner, Gilead, who may not devote sufficient resources to the development and commercialization of filgotinib), and estimating the commercial potential of our product candidates.  A further list and description of these risks, uncertainties and other risks can be found in the company's Securities and Exchange Commission filing and reports, including in the company's prospectus filed with the Securities and Exchange Commission on May 14, 2015 and subsequent filings and reports filed by the company with the Securities and Exchange Commission.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Gilead Forward-Looking Statement

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks, uncertainties and other factors, including risks that the parties will be unable to develop and commercialize filgotinib for the treatment of rheumatoid arthritis or any other indications; the expected timing of the completion of the transaction; and the ability of the parties to complete the transaction considering the transaction is subject to closing conditions. These risks, uncertainties and other factors could cause actual results to differ materially from those referred to in the forward-looking statements.  The reader is cautioned not to rely on these forward-looking statements.  These and other risks are described in detail in Gilead's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the U.S. Securities and Exchange Commission.  All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update any such forward-looking statements.

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